Exhibit 4.67

CSUN Purchase Framework Contract

 Contract No.: XPS414013

Place of Signing: Jiangning, Nanjing

Buyer: CEEG (Nanjing) Renewable Energy Co., Ltd.	Seller: CEEG (Jiangsu) Insulative New Materials Co., Ltd.
Address: No.6 Shuige Road, Jiangning Economic Development Zone, Nanjing City	Address: Zhongdian Avenue, Yangzhong City
Contact: Wang Di	Contact: Zuo Ning
Tel.: 025-87138226	Tel.: 13913417777

Adhering to the principle of integrity and mutual benefit, the Buyer and the Seller, after full consultation, have reached the following Contract on matters relating to purchasing the EVA(hereinafter referred to as the "Product") in accordance with Annex 1 General Terms and Conditions of CSUN Purchase Framework Contract (the "General Terms and Conditions "):

Special Terms and Conditions

1.	Product Name, Specification, Quantity, Unit Price and Total Price

Product Name	Specification and Model	Brand	Quantity	Unit	Unit Price (RMB)	Total Price (RMB)	Remarks
EVA	980	Insulative	See the Purchase Order for detail	m2	9.8
Notes: (1) The price includes 17% VAT, shipping costs and all expenses required to fulfill this Contract. (2) The quantity and the total price shall be as specified in the Purchase Order.

2.	Term of Contract

The Contract is valid from the date of entry into force till May 31, 2015.

3.	Pricing Mechanism

3.1	Price Fixing: during the term of the Contract, the Seller shall supply the Product at the Price specified in this Contract unless otherwise agreed.

3.2	Price Adjustment: if the market price fluctuation of the Product causes the difference of the prices as specified in this Contract and the actual market price over the same period is more than ±5% or the Seller changes the specification or model of the product, the price shall be renegotiated and confirmed in writing by both parties;

3.3	Bargaining Principle: in case the situation above-mentioned takes place, both parties shall renegotiate the price reasonably and the Seller shall provide the Buyer with necessary discount to ensure the purchase price of the Buyer has a significant competitive advantage compared to the market price over the same period,

4.	Types of Delivery, Packaging and Transport

4.1	Types of Delivery: during the term of the Contract, the Seller shall supply the Product according to the Purchase Order placed by the Buyer and deliver the Product to the Buyer on the date indicated in the Purchase Order.

4.2	Place of Delivery: No.6 Shuige Road, Jiangning Economic Development Zone,Nanjing City or other place designated by the Buyer.

4.3	Packaging and Transport: carry out according to Clause 2 of the General Terms and Conditions.

5.	Type of Payment and Term of Payment

After the Seller delivering the Product according to the Purchase Order, the Buyer shall pay for the Product within 90 days upon receiving and acceptance of the Product and receiving the VAT invoice issued by the Seller.

II. Modifications and Supplements to General Terms and Conditions

6.	Modifications

After full consultation, both parties agree that there is no necessary to modify the General Terms and Conditions.

7.	Other Supplementary Provisions

After full consultation, both parties agree to add the following supplementary provisions to the General Terms and Conditions:

7.1	None

7.2	None

8.	Effectiveness and Miscellaneous

8.1	This Contract is in duplicate, will take effect upon being signed and sealed by both parties. Each party holds one copy.

8.2	The Buyer and the Seller should send the original copy of the signed contract to each other within three working days after signing. A faxed signed copy has the same effect as the original.

8.3	The Contract and its annexes are integral parts of the Contract, and will be stamped with indenting stamp at the time of signing. The Special Terms and Conditions shall prevail over the General Terms and Conditions. If there is no express agreement in the Special Terms and Conditions, the General Terms and Conditions will prevail.

8.4	If there is any other matter not covered in this Contract, a supplement agreement may be signed as agreed after negotiation. The supplement agreement is an integral part of this Contract and has the same legal effect with this Contract.

Annexes:

Annex 1: General Terms and Conditions of CSUN Purchase Framework Contract

Annex 2: Q-CSUN.J23.0002 Technical Conditions for Crystalline Silicon Solar Modules Using EVA 2.0

Buyer:	Seller:
CEEG (Nanjing) Renewable Energy Co., Ltd.	CEEG (Jiangsu) Insulative New Materials Co., Ltd.
/s/ CEEG (Nanjing) Renewable Energy Co., Ltd.	/s/ CEEG (Jiangsu) Insulative New Materials Co., Ltd.
(seal)	(seal)

(signature of the contact)	(signature of the authorized representative)
Date of Signing: ______	Date of Signing:

Annex 1:

General Terms and Conditions

 of

CSUN Purchase Framework Contract

Special Notes

I.	The General Terms and Conditions contained in this Annex is an integral part of the Purchase Contract of CSUN CEEG (Nanjing) Renewable Energy Co., Ltd. The specific special terms and conditions and the modifications, amendments and supplements to the General Terms and Conditions are specified in the Contract signed by both parties. Unless otherwise specifically agreed in the Contract, the content contained in this Annex will be the only evidence to define the rights and obligations of the contracted parties;

II.	The Seller is completely informed of the meaning of each provision of the General Terms and Conditions set out in this Annex and fully understands and knows the meaning of each provision ad legal rights, obligations and responsibilities contained in it;

III.	Both parties enjoy the equal positions as the market participants, any content in the General Terms and Conditions shall be fully negotiated by parties, modified or supplemented in the Contract. Therefore, the General Terms and Conditions provided in this Annex shall not be deemed as the standard terms provided by CEEG (Nanjing) Renewable Energy Co., Ltd. and shall not be interpreted in any way against CEEG (Nanjing) Renewable Energy Co., Ltd.

IV.	This Contract is a long term framework contract in regard to the Product Purchase Matters between the parties. The specific performance of the Contract is based on the actual purchase order.

1.	Purchase Order

1.1	During the term of the Contract, all orders placed by the Buyer shall be in writing and the Seller shall confirm the purchase order in writing within two working days after the Buyer placing the purchase order. The purchase order will be deemed as having been accepted by the Seller if the Seller does not confirm the order timely within the above-mentioned two working days.

1.2	The Buyer shall specify terms such as number of products purchased, price and date of delivery in the purchase order and the Seller shall deliver the product in accordance with the terms of the purchase order strictly. Delivering the product conforming to the requirements of this Contract and the purchase order constitutes the Seller's substantive obligation under this Contract.

2.	Packaging, Transportation, Insurance and Risk Transfer

2.1	The Seller shall provide packages for the Product in accordance with standards of conforming to the requirement of safe transport and the Seller shall provide all documents in relation to the transportation and packaging. The Seller shall attach clear labels to the components, spare parts and tools within the packing box and indicate information such as the order number, the product name and so on. Any damage arising from improper packaging shall be borne by the Seller.

2.2	The Seller is responsible for transporting the Product in a reasonable manner to the Buyer's factory, and bears freights, insurances and in-transit risks.

2.3	The ownership and risks of the Product under this Contract will be transferred to the Buyer when the Product arrives at the designated location of the Buyer's factory.

3.	Quality Standard, Quality Inspection and Acceptance, Quality Dissent and Resolutions

3.1	Quality Standard: the Product delivered by the Seller shall conform to the national standards, the industry standards and other standards agreed in the annex (if any) of this Contract. If there is any inconsistency between the above-mentioned standards, the standards in favor of the Buyer shall prevail.

3.2	Period of Quality Inspection and Acceptance: the Buyer shall complete the quality inspection and acceptance according to the standards agreed in the Contract within 30 days after the Product arriving at the Buyer's factory. The results of the Buyer's inspection and acceptance shall prevail.

3.3	If the model, specification, quantity and quality of the Product delivered by the Seller are inconsistent with those specified in the Contract, the Seller shall be responsible for replacing the product and bear the actual cost paid for the replacement. The Seller will be considered as failing to deliver the Product if the Seller cannot replace the nonconforming product. In this case, Clause 6.2 of this Contract shall apply. The Seller shall replace the nonconforming product within five days upon receiving the Buyer's written notice.

3.4	Quality Warranty: The warranty period of the Product under this Contract is 2 years from the date of acceptance of the Buyer; during the warranty period, as for the quality problems caused by defects in materials, workmanship and design, the Seller shall be responsible for repairing or replacing the defective products and components. If any product in the purchase order under this Contract is required to be replaced or repaired due to the quality problem, the warranty period of such product shall be from the date of the Buyer inspecting and accepting the product again.

4.	Product Delivery

4.1	The Seller shall provide the Buyer with all required design drawings and other necessary technical data. The Seller shall provide spare parts, drawings, test parameter reports, inspection reports and certificates of conformity together with the Product at the time of delivery.

4.2	If the Buyer needs to replace the spare parts after the warranty period expires, the Seller agrees to sell the spare part to the Buyer at a favorable price. In the case that the spare part is not in production and no longer available, the Seller shall provide the drawing and specification of the spare part for the Buyer for free.

5.	Tax and Invoice.

The Seller shall provide the Buyer with full VAT (at a rate of 17%) invoices within ten days upon delivery. If the Seller fails to provide VAT invoices within thirty days upon delivery, which results in the loss of the Buyer, the Seller shall be liable for compensation.

6.	Liability for Breach of Contract and Termination

6.1	Delay: In case of the Seller's delay in performance of the delivery (including delay in returning or replacing the nonconforming product) and the refund obligation, the Seller shall pay 1% of the value of the unperformed obligation each day to the Buyer as liquidated damages for the delay.

6.2	Any one of following two circumstances occurring during the performance of the Contract will be deemed as fundamental breach of contract;

6.2.1	The period of the Seller's delay in delivery (including delay in returning or replacing the nonconforming product) continues for more than 7 days and the Seller is deemed as failing to deliver (replace) the product;

6.2.2	The quality of the product provided by the Seller is inconsistent with the quality standards agreed in the Contract or the quality of the product is still not consistent after repairing or replacing; in case any one of the above situation occurs, the Buyer has the right to terminate the Contract (or the portion unfulfilled) by giving a notice to the Seller. The Seller shall pay 20% of the value of the unfulfilled portion of the Contract to the Buyer as liquidated damages within 3 days upon receipt of the Buyer's written notice of termination; if it causes any loss to the Buyer, the Seller shall be responsible for compensating for such loss, including but not limited to the loss of the Buyer's machine and equipment and other related losses such as decline in the product quality, production lines shut down and claims from end users etc.

7.	Assignment of Contract and Confidentiality

7.1	Neither Party may assign any of its rights or obligations hereunder to any third party without the prior written consent of the other Party. All the terms and conditions of this Contract and any supplementary agreement shall be treated as trade secrets by the Buyer and the Seller and their employees, agents, representatives or consultants and shall not be disclosed to any third party without the written consent of the other party. Where there is any default, the defaulting party shall be liable for damages for any and all direct and indirect loss caused to the non-defaulting party.

8.	Force Majeure

If any event of force majeure occurs which prevents either party or both parties from fulfilling the Contract, the party subject to the force majeure event shall send a written notice within 7 days upon the occurrence of the event of force majeure to the other party and provide the written document certified by the local notary office within 15 days. In the case that any event of force majeure occurs during the period that any party delays performing its obligations hereunder, the party affected by the force majeure event shall not take the event of force majeure as an excuse for exempting or relieving such party from the responsibility of default.

The time limits for providing dissents and notices (other than a notice of force majeure) under this Contract shall be extended accordingly as a result of force majeure.

In the event that the event of force majeure persists for 60 days or more, or the fluctuation of the market price is more than ±5% during the period of the force majeure, either party has the right to renegotiate the price or terminate the Contract by providing a written notice.

9.	Applicable Law and Settlement of Dispute

9.1	The formation, interpretation and execution of this Contract shall be governed by the relevant laws of the People's Republic of China.

9.2	All disputes arising out of the validity, execution and interpretation of the Contract shall be settled amicably through friendly negotiation; otherwise such dispute shall be submitted by either party to court for legal actions. The parties agree that the dispute shall accept the jurisdiction of the People's courts where the Buyer is located. All costs and expenses in connection to such proceedings (including attorney fees, travel expenses, costs for evidence collection, notary fees and legal fees) shall be born by the losing party.

10.	Provisions for Affiliate Companies

10.1	During the term of the Contract, the Buyer has the right to assign part of its rights and obligations hereunder to the affiliate companies designated by the Buyer. The affiliate companies designated by the Buyer to enjoy rights and fulfill obligations under this Contract accordingly are: CEEG (Nanjing) PV-Tech Co., Ltd., CEEG (Shanghai) Solar Science Technology Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd.

10.2	The affiliate companies designated by the Buyer will place the purchase order according to the terms and conditions hereunder, and the Seller shall fulfill the obligation of supplying the Product and issue the VAT invoice to the affiliate companies which have placed the order and settle the payment for the product according to the terms of payment set out hereunder.

10.3	The Seller confirms that the Buyer's affiliate companies will equally enjoy the rights enjoyed by the Buyer hereunder when there is transaction occurring between the Seller and the Buyer's affiliate companies.

11.	Miscellaneous

11.1	Prohibition of Commercial Bribery and Business Strife: neither party nor any of its staff may, directly or indirectly, provide an unfair profit or advantage in any name for any staff of the other party, or deal with any business similar to the Contract with any staff of the other party (including any third party introduced by any staff of the other party). Otherwise, the defaulting party will be deemed infringing the interests of the non-defaulting party and shall pay liquidated damages of 20% (not exceeding RMB1,000,000)of the total contract value to the non-defaulting party. All direct or indirect losses of the non-defaulting party caused thereby that can not be covered by the aforesaid liquidated damages shall be fully compensated by the defaulting party. The way to report bribery: Anti-commercial Bribery Committee of CEEG (Nanjing) PV-Tech Co., Ltd., Fax:025-52766726. E-mail:JC@chinasudergy.com.

11.2	Prohibition of Commercial Fraud: If the Seller, in violation of good faith, provides false registration information, false certificate of qualification and the other false information to the Buyer or conceal the truth to deceive the Buyer, it shall pay liquidated damages of 20% (not exceeding RMB1,000,000) of the total contract value to the Buyer.

11.3	The limitation of the liquidated damages set out in this article will not affect other liabilities of breach that the defaulting party might bear in accordance with other terms where applicable.

11.4	Notices: All notices and dissents under this Contract shall be sent by facsimile transmission or delivered by courier service. Notices sent by facsimile transmission shall be deemed to have been effectively served on the date of transmission thereof; notices delivered by courier service shall be deemed to have been effectively given on the fifth day after they are sent out.